FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary shares in GlaxoSmithKline plc purchased at a price of £11.23 per share on 15 July 2009, and Ordinary share ADRs in GlaxoSmithKline plc purchased at a price of $35.12 per ADR on 9 July 2009, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 9 July 2009.

	Ordinary shares	ADRs
Mr A P Witty	257.27
Mr J S Heslop	0.01
Dr M M Slaoui	150.59
Mrs C E Bruck Slaoui	44.52
Mr S M Bicknell	79.93
Mr J M Clarke	156.50
Mr M Dunoyer	96.89
Mr E J Gray	170.99
Mr D Learmouth	46.44
Mr W C Louv		49.11
Mr D J Phelan		135.42
Dr D Pulman		78.33
Mr D S Redfern	74.19
Ms C Thomas	56.35
Mr J R Stéphenne	458.80

The Com
pany was
 advised of this information on
17 July
 2009
.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Deputy
Company Secretary

17 July
2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 17 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc